
May 15, 2012

Via E-mail
Mr. Michael G. Livingston
President
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, MD 21061

      Re: Glen Burnie Bancorp
              Registration Statement on Form S-3
              Filed May 11, 2012
              File No. 333-181328

Dear Mr. Livingston:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 11

1.   Please amend your registration statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your 2011 fiscal year. In this regard, we note that you did not incorporate by reference the Forms 8-K filed March 23, 2012 and May 11, 2012. As your next amendment will be filed subsequent to the filing date of your most recent 10-Q filed May 15, 2012, please incorporate by reference that report as well. Refer to Item 12(a)(2) of Form S-3.

Signatures, page II-4

2.   The report must be signed by, among others, your controller or principal accounting officer. Refer to instruction 1 to signatures of Form S-3. Please tell us who is signing in the capacity of controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief